EXHIBIT 99.1

Brookfield Infrastructure Announces Sale of North American District Energy Business for $4.1 Billion

BROOKFIELD, News, Feb. 02, 2021 (GLOBE NEWSWIRE) -- Brookfield Infrastructure (NYSE: BIP; TSX: BIP.UN) today announced that it has signed definitive agreements to sell 100% of its North American district energy business, Enwave. The business will be divested through two separate transactions for total consideration of $4.1 billion on an enterprise value basis. Ontario Teachers’ Pension Plan Board and IFM Investors have agreed to acquire 100% of Enwave’s Canadian business. Concurrently, QIC and Ullico have agreed to acquire 100% of Enwave’s U.S. business. Net proceeds to BIP are expected to be approximately $950 million.

“The sale of Enwave caps off a hugely successful investment for Brookfield Infrastructure, one in which we grew the business significantly through organic growth initiatives and follow-on acquisitions,” said Sam Pollock, Chief Executive Officer of Brookfield Infrastructure. “These transactions begin what we anticipate being another strong year for Brookfield Infrastructure’s capital recycling program.”

Enwave was first acquired by Brookfield Infrastructure in 2012 and has since experienced tremendous growth to become the largest district energy system in North America, benefiting from the economic, social and environmental qualities of clean and sustainable district energy. Under Brookfield’s ownership, Enwave’s network was significantly expanded by acquiring other high-quality district energy systems and driving a substantial organic growth strategy. Over this time period, 135 new customer buildings were added and EBITDA grew at a compounded annual rate of over 20%. Today, the business operates in a stabilized and highly contracted environment in 13 major cities, serving over 800 customers under long-term contracts. The business delivers 3,792,000 pounds per hour of heating and 327,000 tons of contracted cooling capacity across its network.

This transaction further demonstrates continued strong execution on our capital recycling plans, with the proceeds from the sale expected to accretively fund a large component of our annual growth investment target of $2 billion. Each transaction is subject to customary closing conditions and closing is expected to occur in mid-2021.

Scotiabank and TD Securities are acting as joint financial advisors to Brookfield Infrastructure and Goodmans LLP and Mayer Brown LLP are acting as legal advisors.

Brookfield Infrastructure is a leading global infrastructure company that owns and operates high-quality, long-life assets in the utilities, transport, midstream and data sectors across North and South America, Asia Pacific and Europe. We are focused on assets that generate stable cash flows and require minimal maintenance capital expenditures. Investors can access its portfolio either through Brookfield Infrastructure Partners L.P. (NYSE: BIP; TSX: BIP.UN), a Bermuda-based limited partnership, or Brookfield Infrastructure Corporation (NYSE, TSX: BIPC), a Canadian corporation. Further information is available at www.brookfield.com/infrastructure.

Brookfield Infrastructure is the flagship listed infrastructure company of Brookfield Asset Management, a global alternative asset manager with approximately $600 billion of assets under management. For more information, go to www.brookfield.com.

For more information, please contact:

Media: Claire Holland Senior Vice President, Communications Tel: (416) 369-8236 Email: claire.holland@brookfield.com	Investors: Rene Lubianski Managing Director, Strategic Initiatives Tel: (416) 956-5196 Email: rene.lubianski@brookfield.com